                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________


                               -----------------

                         Commission File Number 1-13102

                               -----------------


A.   Full title of the Plan:

        FIRST INDUSTRIAL, L.P.
        401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FIRST INDUSTRIAL REALTY TRUST, INC.
        311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:


Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") are attached hereto. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

FIRST INDUSTRIAL, L.P. 401(k) PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2002 AND 2001 AND
FOR THE YEAR ENDED DECEMBER 31, 2002



INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                                                                       PAGE(s)


Report of Independent Accountants                                                                            1

Financial Statements:
   Statements of Net Assets Available for Benefits as of
       December 31, 2002 and December 31, 2001                                                               2

   Statement of Changes in Net Assets Available for Benefits,
       for the Year Ended December 31, 2002                                                                  3

   Notes to Financial Statements                                                                           4-8

Supplemental Schedule
   Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of
       December 31, 2002                                                                                     9





Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 ("ERISA") not included as part of these statements are not applicable to the First Industrial, L.P. 401(k) Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the

     First Industrial, L.P. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of First Industrial, L.P. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated June 21, 2002, we were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2001 because the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to investments held by the Plan, which was certified by Fidelity Management Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. As described in Note 1, the Company amended its Plan document during 2002 to allow First Industrial Realty Trust, Inc. common stock as an investment election to participants. As a result, a Form 11-K is required to be filed for the first time and the statement of net assets available for benefits as of December 31, 2001 is required to be audited. Accordingly, our present opinion on the statement of net assets available for benefits as of December 31, 2001, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PriceWaterhouseCoopers LLP
Chicago, Illinois
June 26, 2003

FIRST INDUSTRIAL, L.P. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                      2002                2001
Assets:
   Cash                                            $   24,259          $       --
   Investments at fair value (see Note 3)           6,145,793           6,022,068
   Participant loans                                  100,044             114,466
   Employer contribution receivable                    99,100             219,324
                                                   ----------          ----------
Net assets available for benefits                  $6,369,196          $6,355,858
                                                   ==========          ==========


               The accompanying notes are an integral part of the
                             financial statements.

FIRST INDUSTRIAL, L.P. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


Additions:
   Additions to net assets attributed to investment income:
     Interest and dividends                                              $  151,916
     Interest from loans                                                      9,953
                                                                         ----------
                                                                            161,869
                                                                         ----------
   Contributions:
     Participant                                                          1,561,223
     Employer                                                                99,100
                                                                         ----------
                                                                          1,660,323
                                                                         ----------
            Total additions:                                              1,822,192
                                                                         ==========
Deductions:
   Deductions from net assets attributed to:
     Net depreciation in fair value of investments (see Note 3)           1,021,899
     Benefits paid to participants                                          786,103
     Administrative expenses                                                    852
                                                                         ----------
            Total deductions:                                             1,808,854
                                                                         ==========
            Net additions                                                    13,338

Net assets available for benefits, beginning of year                      6,355,858
                                                                         ----------
Net assets available for benefits, end of year                           $6,369,196
                                                                         ==========


               The accompanying notes are an integral part of the
                             financial statements.

FIRST INDUSTRIAL, L.P. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


  1.   PLAN DESCRIPTION

       The following description of the First Industrial, L.P. 401(k) Plan (the "Plan") is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the "Employer"). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the "Trustee"). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       ELIGIBILITY

       All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.

       CONTRIBUTIONS

       Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer's qualified plans.

       Each year, the Employer will determine the amount, if any, which will be contributed to the Plan, however participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.

       In no event shall the contributions credited to a participant's account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with that participant's contributions and allocations of a) the Employer contribution, if any, and b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant's elective accounts in the proportion to which each such account bears to the total of all such asset accounts.

       VESTING

       All participant and Employer contributions and earnings thereon are fully and immediately vested.

       PARTICIPANT LOANS

       Within the limits of Internal Revenue Service ("IRS") regulations, which change from time-to-time, a loan may be requested for any reason by a participant. The loan must be approved by the Plan administrator.

FIRST INDUSTRIAL, L.P. 401(k) PLAN

--------------------------------------------------------------------------------


       The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:

       (1)    50% of the participant's vested account balance, or

       (2) $50,000, minus the highest outstanding loan balance in the prior 12 months.

       The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing prime interest rate. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial payments are not permitted.

       PAYMENT OF BENEFITS

       Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. The participant is required by law to receive a minimum required distribution from the Plan, unless he/she is a 5% owner of the Employer, no later than April 1 following the year he/she reaches 70 1/2 years old.

       ADMINISTRATIVE EXPENSES

       Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.

       SIGNIFICANT PLAN AMENDMENTS

       Effective November 1, 2002, the board of directors approved the addition of First Industrial Realty Trust, Inc. ("First Industrial") common stock as a 401(k) investment option. First Industrial is the sole general partner of the Employer.


  2.   SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The financial statements of the Plan are prepared under the accrual method of accounting.

       VALUATION OF INVESTMENTS

       Shares of registered investment companies are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

       Through the collective trust fund, the Plan has entered into short and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and a "wrapper" contract issued by a third party, and cash equivalents represented by units of a money market portfolio. Investments in GICs, BICs and synthetic investment contracts are valued at their estimated fair values as reported to the Plan from the Trustee, which is equivalent to contract value representing invested principal plus accrued interest. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investment contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.14% for the year ended December 31, 2002.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Unrealized appreciation (depreciation) in fair value of investments is the difference between the fair value and the cost of the

FIRST INDUSTRIAL, L.P. 401(k) PLAN

--------------------------------------------------------------------------------


       investment. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PARTICIPANT LOANS

       Participant loans are stated at amortized cost. Differences, if any, from fair value are not considered material in relation to net assets. At December 31, 2002 and 2001, there were no loans in default that exceeded the participants' vested account balances.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


 3.    INVESTMENTS

       The investment assets of the Plan as of December 31, 2002 and 2001 were held, and all transactions therein were executed, by the Trustee, under terms of the trust agreement.

FIRST INDUSTRIAL, L.P. 401(k) PLAN

--------------------------------------------------------------------------------


       Participants in the Plan may direct the Trustee to invest their account balances in one or more of fifteen funds as well as shares of First Industrial common stock. The following is a summary of those investments held at December 31, 2002 and 2001 that individually exceed the 5 percent of net assets available for benefits:

                                                     2002                2001
Fidelity Managed Income Portfolio                $  570,060          $  433,839
Fidelity Balanced Fund                              499,736             442,987
Fidelity Equity-Income Fund                         557,738             592,577
Fidelity Spartan U.S. Equity Index Fund           1,029,245           1,134,314
Fidelity Dividend Growth Fund                       822,894             986,159
Baron Asset Fund                                    455,931             469,673
Fidelity Freedom 2010 Fund                          409,435             398,651
Fidelity Freedom 2020 Fund                               --             328,588
Fidelity Diversified International Fund             368,882             358,993
Fidelity US Bond Index Fund                         321,703                  --


       During 2002, the Plan's common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,226 and $1,011,673, respectively.


  4.   PLAN TERMINATION

       Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan and the payment of contributions will be indefinite. Each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided, however, that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.

FIRST INDUSTRIAL, L.P. 401(k) PLAN

--------------------------------------------------------------------------------


  5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits at December 31, 2002 per the financial statements to the 2002 Form 5500:

Net assets available for benefits per the financial statements          $6,369,196
Claims payable                                                             (24,686)
                                                                        ----------
            Net assets available for benefits per Form 5500             $6,344,510
                                                                        ==========


       The following is a reconciliation of payments to the participants per the financial statements to the Form 5500:


Payments to the participants per the financial statements          $ 786,103
Add:  Claims payable at December 31, 2002                             24,686
Less:  Claims payable at December 31, 2001                              (706)
                                                                   ---------
            Payments to the participants per Form 5500             $(810,083)
                                                                   =========


  6.   TAX STATUS

       The Plan is based on a prototype trust from the Trustee which received a favorable determination letter with the IRS. As such, the Plan administrator has not yet filed for a determination letter with the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded by the Plan.



  7.   RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial, the sole general partner of the Employer. Therefore, these transactions qualify as party-in-interest transactions.

       Fees paid by the Plan for the year ended December 31, 2002 amounted to $852. Fees paid by the employer to the Trustee for recordkeeping and investment management services were $20,976 for the year ended December 31, 2002.

                              SUPPLEMENTAL SCHEDULE




FIRST INDUSTRIAL, L.P. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                        (c) DESCRIPTION OF INVESTMENT
                                                       INCLUDING MATURITY DATE, RATE OF
         (b) IDENTITY OF ISSUE, BORROW, LESSOR OR       INTEREST, COLLATERAL, PAR, OR                        (e) CURRENT
  (a)             SIMILAR PARTY                               MATURITY VALUE                (d) COST**           VALUE
   *      First Industrial Realty Trust, Inc.                   Common Stock                                 $   167,844
   *      Fidelity Managed Income Portfolio                   Collective Trust                                   570,060
   *      Fidelity U.S. Bond Index Fund                  Registered Investment Fund                              321,703
   *      Fidelity Balanced Fund                         Registered Investment Fund                              499,736
   *      Fidelity Equity-Income Fund                    Registered Investment Fund                              557,738
   *      Fidelity Real Estate Investment Portfolio      Registered Investment Fund                              296,558
   *      Fidelity Spartan U.S. Equity Index Fund        Registered Investment Fund                            1,029,245
   *      Fidelity Dividend Growth Fund                  Registered Investment Fund                              822,894
   *      Baron Asset Fund                               Registered Investment Fund                              455,931
   *      Fidelity Freedom Income Fund                   Registered Investment Fund                               56,569
   *      Fidelity Freedom 2000 Fund                     Registered Investment Fund                               40,337
   *      Fidelity Freedom 2010 Fund                     Registered Investment Fund                              409,435
   *      Fidelity Freedom 2020 Fund                     Registered Investment Fund                              265,560
   *      Fidelity Freedom 2030 Fund                     Registered Investment Fund                              281,646
   *      Fidelity Freedom 2040 Fund                     Registered Investment Fund                                1,655
   *      Fidelity Diversified International Fund        Registered Investment Fund                              368,882
          Participant loans                                  Loans to Participants                               100,044
                                                        (maturities range from 1 to 10
                                                       years, interest rates range from
                                                                  8% to 10%).                                -----------
                                                                                                             $ 6,245,837
                                                                                                             ===========


*  Denotes party in interest
** Cost information may be omitted with respect to participant or beneficiary directed transactions.

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the "Plan Administrator")) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              FIRST INDUSTRIAL, L.P. 401(K) PLAN

                              By: FIRST INDUSTRIAL, L.P., as Plan Administrator

                              By: FIRST INDUSTRIAL REALTY TRUST, INC, as
                              sole general partner of First Industrial, L.P.



Date:  June 30, 2003          By: /s/ SCOTT A. MUSIL
                                 --------------------------------------
                              Scott A. Musil
                              Senior Vice President-Controller
                              (Chief Accounting Officer)

                                 EXHIBIT INDEX


Exhibit No.
-----------
23              Consent of PricewaterhouseCoopers LLP

99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
